Exhibit 99.3

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.) REPORTS
FISCAL FIRST QUARTER 2023 FINANCIAL RESULTS,
COMPLETED CORPORATE REORGANIZATION ON AUGUST 11, 2022

●	Completed corporate reorganization, separating the Field Trip Discovery and Field Trip Health divisions into two separate companies.

●	Field Trip Discovery renamed Reunion Neuroscience Inc. (“Reunion” or the “Company”) and will remain listed on the NASDAQ Stock Market and Toronto Stock Exchange under new ticker symbol “REUN”.

●	Field Trip Health renamed Field Trip Health & Wellness Ltd. (“Field Trip H&W”) and has received listing approval from the Toronto Stock Exchange Venture under new ticker symbol “FTHW”.

●	First day of trading for both Reunion and Field Trip H&W is August 17, 2022.

●	On July 21, 2022, announced successful first dosings in the Company’s Phase 1 Clinical Study of its first novel psychedelic molecule, RE104 (formerly FT-104), being conducted in Australia.

●	At June 30, 2022, the Company had approximately $52.3 million in unrestricted cash, cash equivalents and short-term investments.

TORONTO, August 15, 2022 – Reunion Neuroscience Inc. (formerly “Field Trip Health Ltd.”, or the “Company”) (TSX: FTRP, Nasdaq: FTRP), a leader in novel psychedelic drug development, reported fiscal first quarter 2023 results for the three-month period ended June 30, 2022. All results are reported under International Financial Reporting Standards ("IFRS") and in Canadian dollars, unless otherwise specified.

Corporate Reorganization Update

On August 11, 2022, the Company completed its previously announced corporate reorganization (the “Spinout Transaction”), which resulted in the separation of its Field Trip Discovery and Field Trip Health divisions into two independent companies, completed by way of a Plan of Arrangement (the “Arrangement”) under the Canadian Business Corporations Act.

Field Trip Discovery was renamed Reunion Neuroscience Inc. and will remain listed on the NASDAQ Stock Market and Toronto Stock Exchange under the ticker symbol “REUN”. Immediately upon closing of the Arrangement, the Company consolidated its shares on a 5:1 basis, which is expected to cure the NASDAQ minimum bid price deficiency previously announced. The Company also received approval from the Toronto Stock Exchange for Field Trip H&W to list on the TSX-V under the ticker symbol “FTHW”. The first day of trading for both companies under their respective new tickers is August 17, 2022.

Upon closing, the Company transferred the entirety of its clinics in Canada, United States and the Netherlands, its botanical research in Jamaica and part of its corporate operations in Canada and United States (the “Clinic Operations”) to Field Trip H&W. For more details on the spinout transaction, please refer to the Key Highlights and Recent Developments – Spinout Transaction section of Company’s MD&A, available under the Company’s SEDAR profile at www.sedar.com.

Joseph del Moral, Founder and Chief Executive Officer of Reunion, said, “We are pleased to have successfully completed the split of Field Trip into two distinct companies - Reunion and Field Trip Health & Wellness. As independent companies, each will be laser-focused on executing their own strategic vision and investment priorities and creating long-term value for their respective shareholders. The future is bright for both businesses and each is excited to continue developing and delivering innovative psychedelic-assisted treatment options.”

Key Highlights and Recent Developments

Reunion Neuroscience

RE104 (formerly FT-104)

Reunion is pioneering the advancement of innovative synthetic molecules targeting serotonin 5HT2A receptors, with RE104 its first of such drug candidates under development. The Company is developing RE104 as a potentially fast-acting treatment with durable efficacy for the key indications of postpartum and treatment resistant depression.

In July, the Company announced the first successful dosings in its Phase 1 Clinical Study of RE104, being undertaken at PARC Clinical Research at the Royal Adelaide Hospital in Australia. The study, entitled “A Double-Blind, Randomized, Placebo-Controlled Study to Investigate the Safety, Tolerability, and Pharmacokinetics of Single, Ascending, Subcutaneous Doses of RE104 HCl In Healthy Volunteers”, principally aims to characterize the safety, tolerability, pharmacokinetics and pharmacodynamic effects of RE104 over a range of dosage levels. Subjective measurements being examined will include intensity, duration and feelings produced by the period of acute psychoactivity after administration of RE104. Reunion expects to report results from the study in the calendar fourth quarter of 2022 and is planning to seek FDA guidance on Phase 2 studies planned for 2023.

During the quarter, the Company was granted a patent for claims related to RE104 entitled, “Tryptamine Prodrugs”. The patent provides exclusive rights to Reunion until 2040 for the composition of matter, formulations, methods of use and methods of manufacture for a family of hemi-ester compounds of hydroxytryptamines, including Isoprocin.

RE200 (formerly FT-200 Group)

During the quarter, Reunion continued to progress research and development of its RE200 molecule group, strengthening its IP portfolio while working to determine the optimal lead candidate for preclinical development. The Company has filed two provisional patents with the USPTO relating to the RE200 family to protect the compositions, as well as potential formulations and uses of the molecules.

Dr. Nathan Bryson, Chief Scientific Officer, Reunion, said, “Reunion is proud to be leading the way in developing innovative psychedelic therapeutic solutions, entering our next chapter as a standalone company with an exciting drug discovery pipeline. Our first molecule under development, RE104, has the potential to reduce the treatment burden of psychedelic therapies and provide a safe, fast, and effective treatment option for underserved patients suffering from treatment-resistant and postpartum depression. The achievement of first successful dosings in July in our Phase 1 Clinical Study was a key milestone in our development of RE104 and we are expecting to report study results at the end of the year.”

Field Trip Health & Wellness

During the quarter, the Company launched its ‘Field Trip at Home™ Powered by Nue Life’ platform, which provides patients with access to guided ketamine treatments from the comfort of their home, as an alternative to in-clinic care. With Field Trip at Home™ Field Trip H&W will be able to provide more convenient and accessible treatment options outside of the clinic setting.

Ronan Levy, Chief Executive Officer and Director of Field Trip H&W, commented, “Field Trip Health & Wellness will continue innovating psychedelic-assisted services to drive the best therapeutic outcomes for people, building on our recognized brand and strong reputation as the world’s leading standalone psychedelic-assisted therapy business. With a best-in-class team, we are delivering revenue growth quarter-over-quarter, streamlining our operations and increasing customer reach, leveraging the lessons gained from our three years of operating experience. Moving forward as a standalone business, we will have a dedicated strategic vision and greater flexibility to participate in emerging opportunities in the psychedelic industry.”

Financial Highlights

Selected Consolidated Financial Information

The following table sets forth selected financial information derived from the Company’s unaudited condensed financial statements for the fiscal first quarter 2023 ended June 30, 2022, prepared in accordance with IAS 34 in a manner consistent with the Company’s annual audited financial statements. The following information should be read in conjunction with the financial statements and management’s discussion and analysis, which are available on the Company’s website at www.fieldtriphealth.com and under the Company’s SEDAR profile at www.sedar.com.

Basis of Presentation

The Clinic Operations (or Field Trip H&W) assets and liabilities are classified and presented separately as current items held for transfer related to the spinout in the statement of financial position and are measured at their carrying amount. Clinic Operations are excluded from the results of continuing operations and are presented as a single amount as a net loss after tax from Clinic Operations in the statement of profit or loss.

FIELD TRIP HEALTH LTD

STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	3 months ended	3 months ended
	June 30, 2022	June 30, 2021
	$	$
Operating Expenses
General and administration	2,141,166	1,351,244
Research and development	2,891,921	1,386,176
	5,033,087	2,737,420
Other Income (Expenses)
Interest income	17,545	123,990
Foreign exchange loss	(203,749)	(783,730)
Net Loss from continuing operations	(5,219,291)	(3,397,160)
Net Loss from Clinic Operations to be spun-out	(8,236,678)	(9,133,235)
Net Loss	(13,455,969)	(12,530,395)

Net Loss per Share - Basic and Diluted	(0.23)	(0.22)
Net Loss per Share from continuing operations - Basic and Diluted	(0.09)	(0.06)

	As at June 30, 2022	As at March 31, 2022
	$	$
Cash and cash equivalents	40,394,198	63,720,102
Restricted cash	-	776,551
Short-term investments	7,735,085	-
Accounts receivables	39,793	1,228,745
Assets held for transfer related to spinout of Clinic Operations[1]	38,621,143	-
Total Assets	88,067,831	102,136,369
Total Non-Current Financial Liabilities	-	26,745,396
Liabilities directly associated with the assets held for transfer related to spinout of Clinic Operations	33,702,841	-

1 Assets held for transfer related to spinout of Clinic Operations includes cash and cash equivalents of $4,128,462

Continuing Operations (Reunion)

Net loss for the fiscal first quarter 2023 of $5.2 million was primarily due to total operating costs of $5.0 million. This compares with a net loss of $3.4 million in the fiscal first quarter of 2022. The increase in net loss from the prior year primarily reflects the Company’s focus on investing in RE104 which recently began its Phase 1 clinical trial, as well as increased public company costs.

As of June 30, 2022, the Company had unrestricted cash, cash equivalents and short-term investments of $52.3 million, including $4.1 million held at the Clinic Operations.

Clinic Operations (Field Trip H&W)

	3 months ended	3 months ended
	June 30, 2022	June 30, 2021
	$	$
REVENUE
Total revenue	1,824,404	867,400
OPERATING EXPENSES
General and administration	6,336,476	5,603,922
Occupancy costs	1,227,952	376,615
Sales and marketing	669,898	1,064,127
Research and development	44,305	66,938
Depreciation and amortization	1,204,670	615,483
Patient services	2,513,949	1,845,625
Total operating expenses	11,997,250	9,572,710
OTHER INCOME (EXPENSES)
Interest income	8,621	7,625
Interest expense	(406,403)	(146,587)
Other income (expense)
Foreign exchange gain (loss)	2,333,950	(301,065)
Government assistance	-	12,102
Net loss before income taxes	(8,236,678)	(9,133,235)
Income taxes	-	-
Net loss from Clinic Operations	(8,236,678)	(9,133,235)

Over the first fiscal quarter, Field Trip H&W continued to deliver innovative psychedelic-assisted therapies across its 12 operating clinics, achieving revenues of $1.8 million. This represents an increase of 6% over the prior quarter and 110% over the comparative first fiscal quarter of 2022. Revenue growth was driven by the addition of 6 clinics and a volume increase in patient visits.

Net loss for the clinics during the first fiscal quarter 2023 was $8.2 million compared with a $9.1 million loss in the same period of the prior fiscal year. This decrease was primarily due to increased revenue and a more favorable foreign exchange rate, partly offset by the increase in operating costs associated with operating 12 clinics during the quarter, compared to six clinics in the comparative quarter of the prior fiscal year. During the quarter, Field Trip H&W incurred $3.4 million in non-recurring costs: $2.4 million in general and administration expense related to the Spinout Transaction and $1.0 million in occupancy costs related to an impairment write-off of fixed assets arising from the deferral on future clinic openings.

Conference Call

The Company will conduct a conference call and webcast to discuss its results the following morning, Tuesday, August 16, 2022, at 8:30 a.m. ET. To access the call, please dial 1-877-407-9716 (within the U.S.) or 1-201-493-6779 (outside the U.S.) and provide conference ID 13731900. A live webcast of the conference call can be accessed via the Events and Presentations section of the Investor Relations website here.

For those unable to attend the live call, a telephonic replay will be available until 11:59 p.m. ET on Tuesday, August 23, 2022. To access the replay dial 1-844-512-2921 (within the U.S.) or 1-412-317-6671 (outside the U.S.) and provide conference ID 13731900. The webcast will be archived and available in the Events and Presentations section of the Investor Relations website approximately one hour after the conclusion of the live call.

About Reunion Neuroscience Inc., (formerly, Field Trip Health Ltd.)

Reunion is a leader in novel psychedelic drug development, committed to innovating therapeutic solutions for underserved mental health conditions by developing proprietary serotonin receptor agonist compounds for neuropsychiatric conditions. The Company’s lead asset, RE-104 (previously known as FT-104), is a proprietary, novel psychedelic drug being developed for post-partum and treatment resistant depression as a potential fast-acting antidepressant with durable efficacy. Reunion is also developing the FT-200 series, which includes compounds with potential for more selective serotonin receptor activity with reduced psychoactivity for potential use in more chronic treatment paradigms and indications.

About Field Trip Health & Wellness Ltd.

Field Trip Health & Wellness Ltd. is a global leader in psychedelic therapies. With health centres across North America and Europe, along with the digital and technological tools that will enable massive scale, we help people in need with a simple, evidence-based way to heal and heighten engagement with the world.

Learn more at https://www.meetfieldtrip.com, https://www.fieldtriphealth.com and https://www.fieldtriphealth.nl.

Cautionary Note Regarding Forward-Looking Information

This release includes forward-looking information (within the meaning of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995) regarding Field Trip and its business. Often but not always, forward-looking information can be identified by the use of words such as "expect", "intends", "anticipated", "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would" or "will" be taken, occur or be achieved. Such statements are based on the current expectations and views of future events of the management of Field Trip and are based on assumptions and subject to risks and uncertainties. Although the management of Field Trip believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the companies, including the timing, completion and potential outcomes of the Spinout Transaction, the funds available to Field Trip and the use of such funds, the ability of Field Trip to operate its clinics, the construction and commencement of construction of additional clinics, the development, patentability and viability of RE104 and the RE200 Group, the ability of Field Trip to complete an investigational new drug application and obtain regulatory approvals, as required, prior to initiating clinical trials for RE104 and molecules within the RE200 Group, the ability of Field Trip to meet eligibility requirements for clinical testing and through to more complex clinical trials, the ability of Field Trip to obtain regulatory approvals prior to each clinical trial and the ability of Field Trip to generate patient member growth, interest in the training program, interest in the various treatment programs by therapists and patients, the ability of management to sustain and continue optimization of its clinical operations, the timing and results of its research and development programs, approval of phase 1 human trials, if any, the risk that future clinical studies may not proceed as expected or may produce unfavorable results, the opening of additional clinics, the COVID-19 epidemic, the medical clinic industry, market conditions, economic factors, management's ability to manage and to operate the business and the equity markets generally. Although Field Trip has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements or information. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Field Trip does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Additional information relating to Field Trip, including its Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.

Neither the Toronto Stock Exchange, nor its Regulation Services Provider, have approved the contents of this release or accept responsibility for the adequacy or accuracy of this release.

CONTACTS:

Reunion Neuroscience:

Joseph del Moral

joseph@reunionneuro.com

Field Trip Health & Wellness:

Ronan Levy

ronan@fieldtriphealth.com

Investor contacts:

Phil Carlson / Sophia Bashford

KCSA Strategic Communications

reunion@kcsa.com / fieldtripIR@kcsa.com

Media contacts:

McKenna Miller / Nick Opich

KCSA Strategic Communications

reunion@kcsa.com / fieldtrip@kcsa.com

SOURCE Reunion Neuroscience Inc.